UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0518 Expires: June 30, 2011 Estimated average burden hours per response.........0.5
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Amendment No. 3

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Joint Stock Company Polymetal

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Russian Federation

(Jurisdiction of Subject Company’s Incorporation or Organization)

Joint Stock Company Polymetal

(Name of Person(s) Furnishing Form)

Joint Stock Company Polymetal shares,

Each comprising one share of Joint Stock Company Polymetal with a nominal value of 0.2 roubles each

Global Depositary Receipts each representing one Joint Stock Company Polymetal share

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Pavel Danilin

Joint Stock Company Polymetal

Prospect Narodnogo Opolcheniya 2

St. Petersburg, 198216

Russian Federation

+7 (812) 334-3666

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Ken Martin

Freshfields Bruckhaus Deringer

65 Fleet Street

London EC4Y 1HS

United Kingdom

Telephone: +44 (0) 20 7936 4000

August 20, 2009 (Notice of Pre-emptive Rights Exercise)

(Date Rights Offering Commenced)

This Amendment No. 3 amends the Form CB initially filed with the Securities and Exchange Commission on August 17, 2009 by Joint Stock Company Polymetal.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.
99.1†	Non-binding English translation of the Russian Notice of Pre-emptive Rights Exercise, dated August 20, 2009

† Previously filed with the Securities and Exchange Commission.

Item 2. Informational Legends

NOTICE TO US INVESTORS

The required legends have been included in prominent portions of Exhibit 99.1 referred to in Item 1 and Exhibits 99.2, 99.4, 99.5, 99.7, 99.8, 99.9 and 99.10 referred to in Part II.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.
99.2†	Non-binding English translation of the Russian Prospectus
99.3†	English translation of the Russian Power of Attorney under which Pavel Danilin has signed this Form CB
99.4†	Corporate Action Notice to Global Depositary Receipt (“GDR”) holders of Open Joint Stock Company “Polymetal”, dated August 20, 2009
99.5†	GDR Certification and Subscription Form
99.6†	Advertisement in The Wall Street Journal, dated August 21, 2009
99.7†	London Stock Exchange Regulatory News Service announcement of pricing, dated August 20, 2009
99.8†	Email from Pavel Danilin to Joint Stock Company Polymetal shareholders and GDR holders dated September 11, 2009
99.9°	Report on the results of the additional securities issue by Open Joint Stock Company Polymetal filed with the Russian Federal Financial Markets Service dated November 10, 2009
99.10°	Press release by Open Joint Stock Company Polymetal regarding the completion of New Share issuance dated 11 November, 2009

† Previously filed with the Securities and Exchange Commission.

° Filed herewith.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Joint Stock Company Polymetal with the Securities and Exchange Commission concurrently with the furnishing of the Form CB on August 17, 2009.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Pavel Danilin
(Signature)

Pavel Danilin, Executive Vice-President of Strategic Development, Joint Stock Company Polymetal
(Name and Title)

November 11, 2009
(Date)